David W. Freese

Partner

+1.215.963.5862

david.freese@morganlewis.com

August 30, 2021

FILED AS EDGAR CORRESPONDENCE

Elena Stojic, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811-07102)

Dear Ms. Stojic:

On behalf of our client, The Advisors’ Inner Circle Fund II (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 270, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 273, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Sprucegrove International Equity Fund (the “Fund”). Below, we have briefly summarized your comment, followed by our response.

Comment on the Prospectus

1.	Comment. Please provide the portfolio holdings of the Fund and the Sprucegrove International Equity Master Fund (the “Master Fund”), the Fund’s master fund, as of a recent date.

Response. Attached as Appendix A are the Master Fund’s holdings as of June 30, 2021. The Fund’s only holdings as of that date are interests in the Master Fund. This information is taken from the Fund’s June 30, 2021 semi-annual report to shareholders.

* * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese

David W. Freese

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APPENDIX A

SPRUCEGROVE INTERNATIONAL EQUITY MASTER FUND HOLDINGS

AS OF JUNE 30, 2021

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THE ADVISORS' INNER CIRCLE FUND II	SPRUCEGROVE INTERNATIONAL EQUITY MASTER FUND JUNE 30, 2021 (Unaudited)

SECTOR WEIGHTINGS †

†	Percentages are based on total investments

SCHEDULE OF INVESTMENTS
COMMON STOCK — 94.4%
	Shares	Value
AUSTRALIA — 1.5%
Adbri Ltd	966,590	$2,518,069
National Australia Bank Ltd	226,655	4,461,632
		6,979,701
BRAZIL — 3.5%
Ambev SA ADR	2,665,300	9,168,632
Banco Bradesco SA ADR	1,337,873	6,863,287
		16,031,919
CANADA — 2.8%
Alimentation Couche-Tard, Cl B	103,100	3,792,461
Bank of Nova Scotia	82,835	5,393,005
Saputo Inc	119,500	3,567,726
		12,753,192
DENMARK — 0.5%
Bakkafrost P	26,344	2,176,659

FINLAND — 1.5%
Nokian Renkaat OYJ	173,042	6,987,430

FRANCE — 3.3%
Air Liquide SA	45,480	7,964,016
TOTAL SE	157,425	7,123,181
		15,087,197
GERMANY — 8.5%
BASF SE	121,320	9,558,964
Bayerische Motoren Werke	86,516	9,163,161
Fresenius Medical Care & KGaA	81,810	6,795,168

The accompanying notes are an integral part of the financial statements.

THE ADVISORS' INNER CIRCLE FUND II	SPRUCEGROVE INTERNATIONAL EQUITY MASTER FUND JUNE 30, 2021 (Unaudited)

SCHEDULE OF INVESTMENTS
COMMON STOCK — continued
	Shares	Value
Henkel & KGaA	97,810	$9,006,862
SAP SE	27,480	3,872,828
		38,396,983
HONG KONG — 5.7%
AIA Group Ltd	790,200	9,819,183
HSBC Holdings PLC	1,111,603	6,419,824
Johnson Electric Holdings	917,823	2,369,651
Television Broadcasts Ltd	779,800	743,063
Xinyi Glass Holdings Ltd	536,000	2,184,451
Yue Yuen Industrial Holdings	1,747,376	4,315,648
		25,851,820
IRELAND — 3.2%
CRH PLC	194,926	9,824,433
Ryanair Holdings PLC ADR *	43,700	4,728,777
		14,553,210
ISREAL — 0.3%
Check Point Software Technologies Ltd *	10,000	1,161,300

ITALY — 1.1%
Freni Brembo	378,298	4,791,306

JAPAN — 11.2%
Ain Holdings	56,300	3,515,263
Denso Corp	150,700	10,290,614
FANUC Corp	12,000	2,897,018
Komatsu Ltd	116,600	2,900,030
Kubota Corp	259,800	5,259,669
Nihon Kohden Corp	134,700	3,847,173
Nitto Denko Corp	108,900	8,133,895
Omron Corp	58,039	4,606,934
Toyota Motor Corp	104,700	9,159,717
		50,610,313
NETHERLANDS — 3.0%
Boskalis Westminster	239,291	7,678,970
SBM Offshore	371,472	5,645,384
		13,324,354
NORWAY — 2.9%
TGS NOPEC Geophysical	367,210	4,683,366
Yara International ASA	157,640	8,302,342
		12,985,708

The accompanying notes are an integral part of the financial statements.

THE ADVISORS' INNER CIRCLE FUND II	SPRUCEGROVE INTERNATIONAL EQUITY MASTER FUND JUNE 30, 2021 (Unaudited)

SCHEDULE OF INVESTMENTS
COMMON STOCK — continued
	Shares	Value
PANAMA — 1.3%
Copa Holdings SA, Cl A *	77,400	$5,830,542

SINGAPORE — 7.9%
Hongkong Land Holdings Ltd	759,700	3,616,172
Jardine Matheson Holdings Ltd	143,200	9,153,344
SATS Ltd	709,700	2,074,930
Sembcorp Industries Ltd	3,107,100	4,946,581
Singapore Telecommunications	3,240,825	5,521,120
United Overseas Bank Ltd	421,830	8,102,701
Venture Corp	147,700	2,110,784
		35,525,632
SOUTH AFRICA — 1.1%
Tiger Brands Ltd	328,020	4,801,273

SOUTH KOREA — 2.3%
Samsung Electronics GDR	5,742	10,240,857

SWITZERLAND — 7.7%
Cie Financiere Richemont, Cl A	90,890	11,007,882
LafargeHolcim Ltd	150,030	9,008,130
Novartis	81,490	7,433,588
Swatch Group	20,810	7,145,663
		34,595,263
UNITED KINGDOM — 25.1%
Aggreko PLC	650,970	7,751,784
Anglo American PLC	222,753	8,839,283
Berkeley Group Holdings	138,640	8,800,571
BHP Group PLC	255,770	7,525,972
Carnival PLC *	178,342	4,091,706
Diageo PLC	84,640	4,045,963
Electrocomponents PLC	232,713	3,308,030
IMI PLC	433,730	10,305,791
Johnson Matthey PLC	159,850	6,785,918
Lloyds Banking Group PLC	9,223,950	5,949,415
Royal Dutch Shell PLC, Cl B	239,636	4,631,303
Spectris PLC	119,590	5,349,401
Smiths Group PLC	437,850	9,617,360
Travis Perkins	390,005	9,099,831
Victrex PLC	202,715	7,129,806
Weir Group PLC	326,540	8,349,803
Wickes Group *	437,011	1,485,118
		113,067,055

The accompanying notes are an integral part of the financial statements.

THE ADVISORS' INNER CIRCLE FUND II	SPRUCEGROVE INTERNATIONAL EQUITY MASTER FUND JUNE 30, 2021 (Unaudited)

SCHEDULE OF INVESTMENTS
		Value
TOTAL COMMON STOCK
(Cost $343,458,741)		$425,751,714

PREFERRED STOCK — 1.7%
	Shares	Value
GERMANY — 1.7%
FUCHS PETROLUB SE (A)	105,940	5,153,525
Jungheinrich AG (A)	53,170	2,599,103
		7,752,628
TOTAL PREFERRED STOCK
(Cost $5,428,744)		7,752,628

RIGHTS* — 0.0%
	Number of Rights	Value
ITALY — 0.0%
Freni Brembo, Expires 07/01/2021	386,730	14
TOTAL RIGHTS
(Cost $—)		14
TOTAL INVESTMENTS— 96.1%
(Cost $348,887,485)		$433,504,356

Percentages are based on Net Assets of $451,266,361.

*	Non-income producing security.
(A)	There is currently no rate available.

ADR — American Depositary Receipt

Cl — Class

GDR — Global Depositary Receipt

LTD — Limited

PLC — Public Limited Company

As of June 30, 2021, all of the Fund's investments were considered Level 1, in accordance with the authoritative guidance on fair value measurements and disclosure under U.S. generally accepted accounting principles.

The accompanying notes are an integral part of the financial statements.

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